UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC FILE NUMBER: 001-33758 CUSIP NUMBER: 36102A 207

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fuqi International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North
Address of Principal Executive Office (Street and Number)

Shenzhen, 518019, The People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q for the period ended March 31, 2013 within the prescribed time period.  The Registrant requires additional efforts and time to accurately prepare and present all necessary disclosures.

As previously reported by the Registrant, the Registrant identified accounting errors that require a restatement of its condensed consolidated financial statements for the fiscal quarters ended March 31, June 30, and September 30, 2009 contained in its Quarterly Reports on Form 10-Q (the “Restatements”).  As of the date of filing of this Form 12b-25, the Registrant believes that the accounting errors that required the Restatements include errors related to (i) incorrect carve-out of the retail segment from the general ledger, (ii) unrecorded purchases and accounts payable, (iii) inadvertent inclusion of consigned inventory, (iv) incorrect and untimely recordkeeping of inventory movements of retail operation, and (v) incorrect diamond inventory costing, unrecorded purchases and unrecorded accounts payable.

                                                     In connection with the Restatements, management has identified material weaknesses in its disclosure controls and procedures and internal control over financial reporting that existed as of December 31, 2009, including the Registrant’s failure to design effective processes and procedures for its quarter- and year-end closing cycles and maintain effective controls related to control over its accounting and finance personnel to follow accounting policies and procedures properly, the inventory and purchasing cycles, the accounting of complex and non-routine transactions, internal audit function, and treasury function.  As a result of the material weaknesses, management expects to conclude that the Registrant’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2009.  As previously reported by the Registrant, the Division of Enforcement of the Securities and Exchange Commission (the “SEC”) has commenced a formal investigation of the Registrant, with which the Registrant is cooperating.

The Registrant has also been unable to complete and file its Annual Report on Form 10-K for the year ended December 31, 2009.  As reported in the Registrant’s Current Report on Form 8-K filed with the SEC on March 28, 2011, the Registrant received a letter from its independent registered public accounting firm pursuant to Section 10A(b)(2) of the Securities Exchange Act of 1934, as amended, regarding a then ongoing internal investigation conducted at the request of the Registrant’s Audit Committee relating to certain cash transfer transactions involving the Registrant.  As noted in the Form 8-K, the Registrant’s independent registered public accounting firm requested that the investigation be expanded to resolve issues noted in the letter.  The completion of the Restatements and the audit of the Registrant’s 2009 financial statements have been delayed as a result.

The Registrant has also been unable to prepare and file each of the additional periodic reports identified in Part IV(2) of this Form 12b-25.  The Registrant, although it continues to work towards completion of the delinquent filings, has not been able to complete the filings pending resolution of the issues raised by its auditors and the time and efforts expended in connection with the Restatements, the SEC investigation, and the internal investigation.  Due to the foregoing, the Registrant is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2013.   The Registrant will file its Quarterly Report on Form 10-Q for the period ended March 31, 2013 as soon as it is able; however, the Registrant is not able to provide a reasonable estimate as to such filing at this time, which will not occur within the fifth calendar day after the prescribed due date for such report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Kim K. T. Pan	86-755	2580 6333
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

In addition to the Quarterly Report on Form 10-Q for the period ended March 31, 2013 and the amended Quarterly Reports on Form 10-Q/A to present the Restatements for each of the periods ended March 31, June 30, and September 30, 2009, the Registrant has failed to file the following periodic reports:

• Annual Report on Form 10-K for the year ended December 31, 2009;
• Quarterly Report on Form 10-Q for the three months ended March 31, 2010;
• Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010;
• Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010;
• Annual Report on Form 10-K for the year ended December 31, 2010;
• Quarterly Report on Form 10-Q for the three months ended March 31, 2011;
• Quarterly Report on Form 10-Q for the three and six months ended June 30, 2011;
• Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011;
• Annual Report on Form 10-K for the year ended December 31, 2011;
• Quarterly Report on Form 10-Q for the three months ended March 31, 2012;
• Quarterly Report on Form 10-Q for the three and six months ended June 30, 2012;
• Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2012; and
• Annual Report on Form 10-K for the year ended December 31, 2012.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the periods ended March 31, 2013 and 2012 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Registrant is unable to prepare and review all necessary information and disclosures for such periods.

Fuqi International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2013	By	/s/ Kim K.T. Pan
			Name:	Kim K. T. Pan
			Title:	President, Chief Executive Officer, and
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).